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Harold Birnbaum

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4678 tel harold.birnbaum@davispolk.com

April 14, 2021

VIA EDGAR

Mr. Valian A. Afshar

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tribune Publishing Company
PREM14A preliminary merger proxy statement on Schedule 14A
Filed on March 23, 2021 by Tribune Publishing Company
File No. 001-36230
Schedule 13E-3
Filed on March 23, 2021 by Tribune Publishing Company, et al.
File No. 005-88284

Dear Mr. Afshar:

On behalf of Tribune Publishing Company, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of April 5, 2021 with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed on March 23, 2021, File No. 001-36230 (the “Proxy Statement”) by the Company, and Schedule 13E-3 filed on March 23, 2021, File No. 005-88284 (the “Schedule 13E-3”), by the Company and the other persons named therein (the “Filing Persons”).

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the response are references to the page numbers in the amended Proxy Statement (the “Amended Proxy Statement”) or amended Schedule 13E-3 (the “Amended Schedule 13E-3”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

To the extent any response relates to information concerning any Filing Persons other than the Company, such response is included in this letter based on information provided to the Company and us by such other Filing Persons or their representatives.

Schedule 13E-3

1.	Financial information has been incorporated into Item 13 of the Schedule 13E-3 by reference to the proxy statement, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Response: The exhibit index to the Amended Schedule 13E-3 has been revised (via incorporation by reference as permitted by General Instruction F of Schedule 13E-3) to include the Company’s express reference to the documents that explicitly contain the required information.

Exhibit (a)(1) – Preliminary Proxy Statement on Schedule 14A

General

2.	The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. Unless the Schedule 13E-3 will be distributed to unaffiliated security holders, please revise the proxy statement to include the legend on the outside front cover page.

Response: In response to the Staff’s comment, the Company has added the legend on the outside front cover page of the Amended Proxy Statement, which is the disclosure document that will be distributed to all stockholders of the Company.

3.	Please provide the disclosure required by Item 1(b) of Schedule 14A on the first page of the proxy statement.

Response: In response to the Staff’s comment, the Company has added disclosure on the first page of the Amended Proxy Statement regarding the approximate date upon which the proxy statement and form of proxy will be first sent or given to security holders, as required under Item 1(b) of Schedule 14A.

Questions and Answers About the Special Meeting and the Merger, page 14

4.	Please revise the disclosure on page 19 to clarify whether the Merger Proposal and the Merger Compensation Proposal are “non-discretionary” for purposes of determining whether a broker non-vote has occurred. At present, the disclosure indicates that the Adjournment Proposal is “non-discretionary” and that record holders do not have “discretion” to vote shares on the Merger Proposal or the Merger Compensation Proposal if beneficial owners do not provide voting instructions. It is unclear, however, what the distinction is between those two characterizations.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 2, 17, 18 and 24 of the Amended Proxy Statement to clarify in a consistent manner that record holders do not have discretionary voting authority to vote on the Merger Proposal, the Merger Compensation Proposal or the Adjournment Proposal.

Purposes and Reasons of the Purchaser Group for the Merger, page 30

5.	Given that the Company, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 31.

6.	We note that the Company suffered net operating losses for the fiscal years ended December 27, 2020, December 29, 2019 and December 30, 2018. To the extent net operating losses exist, or are anticipated to exist before the date a definitive proxy statement is filed, please specify the constituency expected to become the beneficiary of the Company’s and/or its successor’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 32.

Background of the Merger, page 36

7.	We note the following statement on page 42: “Bidder C did not at any time submit a proposal including a price for any of the Company’s businesses.” Please revise to clarify whether Bidder C submitted any such proposal that did not include a price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended Proxy Statement to clarify that Bidder C did not submit a proposal for any of the Company’s businesses prior to March 10, 2021.

8.	See the quotation in the preceding comment. We note that page 44 contains the following statement: “Following the public announcement of the Merger Agreement, the Company received certain indications of interest from various parties in purchasing specific newspapers from the Company, including an offer from Bidder C received on March 10, 2021 to purchase The Morning Call Media Group for $30 to $40 million.” Please revise your disclosure to resolve the apparent conflict between these two statements, or advise us as to why these statements are not conflicting.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Amended Proxy Statement to resolve the conflict between these two statements.

Reasons for the Merger; Recommendation of the Company’s Special Committee and Board, page 46

9.	The discussion addresses the fairness of the Merger to “the Company and its stockholders.” Please conform the disclosure here and throughout the proxy statement to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term “unaffiliated security holder.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 46 and 47 of the Amended Proxy Statement to make clear that the Special Committee and the Board believe that the Merger is fair to unaffiliated security holders of the Company in accordance with Item 1014(a) of Regulation M-A.

10.	Please revise to state, if true, that the Special Committee and/or the Board produced the fairness determination on behalf of the Company. Regardless of any delegation of authority to the Special Committee and/or the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term “subject company” also has been defined in Item 1000(f) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the Amended Proxy Statement to clarify that the Special Committee and/or the Board produced the fairness determination on behalf of the Company.

11.	Please revise the first bullet of this section to clarify how the review of the Company’s business, current and projected financial condition, current earnings and earnings prospects supports the Special Committee and the Board’s belief that the Merger is fair to the Company’s unaffiliated shareholders. See Instruction 3 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the first bullet on page 46 of the Amended Proxy Statement.

12.	Please revise the first bullet on page 47 to clarify how the consideration of the business, operations, management, financial condition, earnings and prospects of, and the risks and challenges facing, the Company, in considering the prospects of continuing as an independent company, supports the Special Committee and the Board’s belief that the Merger is fair to the Company’s unaffiliated shareholders. See Instruction 3 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the second bullet on page 47 of the Amended Proxy Statement and has added the third bullet on page 47 and the fourth bullet on page 51 of the Amended Proxy Statement.

Interests of Certain Persons in the Merger, page 64

13.	This section lists certain interests of the Company’s directors and executive officers in the Merger that may be different from, or in addition to, those of Company stockholders generally. The lead-in to the description of those interests, however, indicates that “[t]hese interests include [those listed interests], among others,” implying that other such interests exist that are not described in this section. Please advise us as to whether any other such interests exist that are not set forth either in this section or elsewhere in the proxy statement.

Response: The Company respectfully advises the Staff that no other interests exist that are not set forth either in this section or elsewhere in the Amended Proxy Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 64 to delete the phrase “, among others.”

Security Ownership of Certain Beneficial Owners, Directors, and Management, page 92

14.	Footnote 7 to the beneficial ownership table indicates that AGOMF, AGVRMF and their affiliates, rather than Randall Smith, beneficially own all of the Company’s shares issued to him as director compensation because “AGOMF is entitled to receive all of the economic interest” in those shares. Please provide us with the legal basis on which you determined that such economic interest vests beneficial ownership in AGOMF, AGVRMF and their affiliates rather than Mr. Smith. See Rule 13d-3(a). Please also advise us as to whether those shares issued to Mr. Smith are reflected in the shares beneficially owned by Alden Global Capital LLC in the table.

Response: Due to the potential for conflicts of interest, Alden Global Capital LLC had previously implemented an official policy that any employee or principal of Alden Global Capital LLC (including Mr. Smith) serving on the board of a directors of a company held in portfolios of funds advised by Alden Global Capital LLC (including Alden Global Opportunities Master Fund, L.P. and Alden Global Value Recovery Master Fund, L.P.) is not entitled to the economic benefit of any director compensation and all such economic benefit from director compensation is held for the benefit of the applicable fund or funds. This policy has been in place since prior to the issuance of the director compensation in question and, as reported on Alden Global Capital LLC's previously filed Schedule 13D and Form 4, such shares are reflected in the shares of Tribune's stock owned thereby. We confirm that, likewise, those shares are reflected in the shares beneficially owned by Alden Global Capital LLC in the table in the proxy.

Sincerely,

/s/ Harold Birnbaum

Harold Birnbaum